SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Kadem Sustainable Impact Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

48284E 105

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48284E 105

1	Name of Reporting Person Kadem Management, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,375,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,375,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,375,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (2)
11	Percent of Class Represented by Amount in Row (9) 20.0% (3)
12	Type of Reporting Person OO (Delaware limited liability company)

(1)

The shares reported above are shares of the Issuer’s Class B common stock that are convertible into shares of the Issuer’s Class A common stock and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253595).

(2)	Does not include 4,875,000 shares of the Issuer’s Class A common stock which may be purchased by exercising warrants that are not presently exercisable.
(3)

The percentage set forth in Row 11 of this Cover Page is based on the 21,875,000 shares of the Issuer’s common stock outstanding as of November 19, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2021.

CUSIP No. 48284E 105

1	Name of Reporting Person Raymond E. Mabus, Jr.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,375,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,375,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,375,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (2)
11	Percent of Class Represented by Amount in Row (9) 20.0% (3)
12	Type of Reporting Person IN

(1)

The shares reported above are shares of the Issuer’s Class B common stock that are convertible into shares of the Issuer’s Class A common stock and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253595).

(2)	Does not include 4,875,000 shares of the Issuer’s Class A common stock which may be purchased by exercising warrants that are not presently exercisable.
(3)

The percentage set forth in Row 11 of this Cover Page is based on the 21,875,000 shares of the Issuer’s common stock outstanding as of November 19, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2021.

CUSIP No. 48284E 105

1	Name of Reporting Person Charles Gassenheimer
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,375,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,375,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,375,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (2)
11	Percent of Class Represented by Amount in Row (9) 20.0% (3)
12	Type of Reporting Person IN

(1)

The shares reported above are shares of the Issuer’s Class B common stock that are convertible into shares of the Issuer’s Class A common stock and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253595).

(2)	Does not include 4,875,000 shares of the Issuer’s Class A common stock which may be purchased by exercising warrants that are not presently exercisable.
(3)

The percentage set forth in Row 11 of this Cover Page is based on the 21,875,000 shares of the Issuer’s common stock outstanding as of November 19, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2021.

Item 1.

(a)	Name of Issuer:

Kadem Sustainable Impact Corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

30 Broad Street, 14th Floor

New York, NY 10004

Item 2.

(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Kadem Management, LLC (“Sponsor”)

Raymond E. Mabus, Jr.

Charles Gassenheimer

(b)	Address or Principal Business Office:

The address of each of the Reporting Persons is c/o Kadem Management, LLC, 30 Broad Street, 14th Floor, New York, NY 10004.

(c)	Citizenship of each Reporting Person is:

The Sponsor is organized in the State of Delaware. Raymond E. Mabus, Jr. and Charles Gassenheimer are each citizens of the United States.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

48284E 105

Item 3.

Not applicable.

Item 4.	Ownership:

(a)-(c) The ownership information presented below represents beneficial ownership of shares of Class A Common Stock of the Issuer as of December 31, 2021, based upon 21,875,000 shares of Class A Common Stock outstanding as of November 19, 2021 and assumes the conversion of the Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer held by the Reporting Persons into shares of Class A Common Stock on a one-to-one basis.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Kadem Management, LLC	4,375,000	20.0%	0	4,375,000	0	4,375,000
Raymond E. Mabus, Jr.	4,375,000	20.0%	0	4,375,000	0	4,375,000
Charles Gassenheimer	4,375,000	20.0%	0	4,375,000	0	4,375,000

Sponsor is the record holder of 4,375,000 shares of Class B Common Stock. Raymond E. Mabus, Jr. and Charles Gassenheimer are the managing members of Sponsor. As a result, each of these persons and entities may be deemed to share beneficial ownership of the shares held by Sponsor. Each such person or entity disclaims any such beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

KADEM MANAGEMENT, LLC

By:	/s/ Raymond E. Mabus, Jr.
Name:	Raymond E. Mabus, Jr.
Title:	Managing Member

By:	/s/ Charles Gassenheimer
Name:	Charles Gassenheimer
Title:	Managing Member

/s/ Raymond E. Mabus, Jr.
Raymond E. Mabus, Jr.

/s/ Charles Gassenheimer
Charles Gassenheimer

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement